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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         ____________________________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                        AMERISOURCE HEALTH CORPORATION
        --------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

           Delaware                               23-2546940
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(State of incorporation or organization)       (I.R.S. Employer
                                              Identification No.)



1300 Morris Drive, Suite 100, Chesterbrook, PA                     19087-5594
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(Address of principal executive offices)                           (Zip code)


       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                      Name of each exchange on which
       to be so registered                      each class is to be registered
       -------------------                      ------------------------------

Class A Common Stock Purchase Rights             New York Stock Exchange, Inc.

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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       ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On March 16, 2001 (the "Rights Dividend Declaration Date"), the Board of Directors of AmeriSource Health Corporation, a Delaware corporation (the "Company"), declared a dividend of one right (a "Right") for each outstanding share of Class A Common Stock, par value $.01 per share, of the Company (the "Common Shares"), Class B Common Stock, par value $.01 per share, of the Company and Class C Common Stock, par value $.01 per share, of the Company (the Common Shares, Class B Common Stock and Class C Common Stock, collectively, the "Company Securities"). The dividend is payable on March 30, 2001 (the "Record Date"), to stockholders of record of shares of Company Securities at the close of business on the Record Date. The Board of Directors of the Company also authorized the issuance of one Right for each share of Company Securities issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the Final Expiration Date (as defined below). Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder thereof to purchase from the Company one-tenth of one Common Share of the Company, at an exercise price of $20.00 per Right (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of March 16, 2001 (the "Rights Agreement"), between the Company and Mellon Investor Services LLC, a New Jersey limited liability company, as rights agent (the "Rights Agent").

          Initially, the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Shares.

          The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (A) the close of business on the tenth day after the first date of a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the shares of Company Securities then outstanding (the date of such announcement being the "Shares Acquisition Date" and the person or persons acquiring the applicable percentage or more of outstanding Company Securities being an "Acquiring Person"), or (B) the close of business on the tenth business day (or such later date as the Board of Directors shall determine) after the date that a tender or exchange offer by a person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any entity holding Company Securities for the benefit of present or future participants (e.g., a trustee or plan fiduciary) pursuant to the terms of any such plan) is first published, sent or given, if upon consummation thereof, such person would become an Acquiring Person (the earlier of such dates being called the "Distribution Date"). Notwithstanding the above, neither a Shares Acquisition Date nor a Distribution Date shall occur as a result of the (i) the execution of the Agreement and Plan of Merger dated as of March 16, 2001, among AABB Corporation, the Company, Bergen Brunswig Corporation, A-Sub Acquisition Corp. and B-Sub Acquisition Corp. (the "Merger Agreement"), the execution of the Stock Option Agreement dated March 16, 2001, between the Company and Bergen Brunswig Corporation

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granting Bergen Brunswig Corporation the option to purchase the Company's Class
A Common Stock (the "Stock Option Agreement"), (iii) the consummation of the mergers of A-Sub Acquisition Corp. with and into the Company and B-Sub Acquisition Corp. with and into Bergen Brunswig Corporation pursuant to the Merger Agreement (the "Mergers") and (iv) the acquisition or transfer of shares of Common Shares by Bergen Brunswig Corporation pursuant to the Stock Option Agreement.

          Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Company Securities and will be transferred with and only with such Company Securities certificates, (ii) Company Securities certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for shares of Company Securities outstanding will also constitute the transfer of the Rights associated with the Company Securities represented by such certificates.

          The Rights are not exercisable until the Distribution Date and, unless earlier redeemed by the Company as described below, will expire at or prior to the earlier of (i) the close of business on March 16, 2002 or (ii) the consummation of the Mergers (the earlier of (i) or (ii) being the "Final Expiration Date").

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Company Securities as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Company Securities issued prior to the Distribution Date will be issued with Rights. Shares of Company Securities issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Company Securities issued after the Distribution Date will be issued with Rights.

          In the event that any person at any time after the Rights Dividend Declaration Date shall become an Acquiring Person (except pursuant to an offer for all outstanding shares of Company Securities which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to acquire, upon exercise of such Right, the number of Common Shares (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of one-tenths of a Common Share issuable upon exercise of a Right prior to any of the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

          For example, at an exercise price of $20.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding
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paragraph would entitle its holder to purchase $40.00 worth of Common Shares (or other consideration, as noted above) for $20.00.

          In the event that, at any time following the Shares Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction, (ii) any person merges with and into the Company and the Company shall be the surviving entity and in connection with the merger all or a part of the Company's common stock shall be changed into or exchanged for other securities, cash or other property, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to acquire, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Clauses (i) and (ii) of the preceding sentence will not apply to a merger which follows an offer approved by the independent directors in the manner described in the second preceding paragraph. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

          The Purchase Price payable, and the number of shares of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Company Securities, (ii) if holders of the Company Securities are granted certain rights or warrants to subscribe for shares of Company Securities or convertible securities at less than the current market price of the Company Securities or (iii) upon the distribution to holders of the Company Securities of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

          At any time until ten days following the Shares Acquisition Date or the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable, at the election of the Company, in cash, Common Shares or such other consideration as the Board of Directors may determine). At any time after any person becomes an Acquiring Person, at the election of the Board of Directors of the Company, the outstanding Rights (other than those beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person) may be exchanged, in whole or in part, for Common Shares at an exchange ratio of one-tenth of a Common Share per
Right. Immediately upon the action of the Board of Directors of the Company authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and the Rights will only enable holders to receive the shares issuable upon such exchange.
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          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

          At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct or supplement any provision which, in the good faith determination of a majority of the Board of Directors, may be defective or inconsistent, to shorten or lengthen any time period thereunder or in ways that do not adversely affect the Rights holders (other than an Acquiring Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person).

          Each share of Company Securities outstanding on March 30, 2001, will have one Right attached thereto. Until the Distribution Date, the Company will issue one Right with each share of Company Securities that shall become outstanding so that all such shares will have attached Rights.

          The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all of the stockholders. In addition, the Rights should not interfere with a proxy contest.

          The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Rights Certificate and as Exhibit B the Summary of Rights to Purchase Common Stock. The Form of Rights Certificate is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.
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ITEM 2 EXHIBITS.

     Exhibit Number    Description of Exhibit
     --------------    ----------------------

          1.1 Rights Agreement, dated as of March 16, 2001, between AmeriSource Health Corporation and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A thereto, the Form of Rights Certificate.

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                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AMERISOURCE HEALTH CORPORATION

                              By: /s/ William D. Sprague
                                 ------------------------------------------
                                 Name:  William D. Sprague
                                 Title: Vice President & General Counsel

Dated:  March 27, 2001
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                                 EXHIBIT INDEX

Exhibit No.,
As provided
in Item 601
Exhibit Number      Description
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1.1            Rights Agreement, dated as of March 16, 2001, between AmeriSource
               Health Corporation and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A thereto, the Form of Rights Certificate.